DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 14, 2007

Henry N. Nassau
Dechert LLP
Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2007

Re: Arrow International, Inc.
Incoming letter dated December 28, 2006

Dear Mr. Nassau:

This is in response to your letter dated December 28, 2006 concerning the shareholder proposal submitted to Arrow International by The Robert L. McNeil, Jr. 1983 Trust. We also have received a letter on the proponent's behalf dated January 16, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Dechert LLP

Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

HENRY N. NASSAU

henry.nassau@dechert.com
+1 215 994 2138 Direct
+1 215 655 2138 Fax

December 28, 2006

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

RE: Arrow International Inc.
Commission File No. 000-20212
Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, Arrow International, Inc., a Pennsylvania corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company omits from its proxy statement and proxy (the "Proxy Materials") to be filed and distributed in connection with its 2007 Annual Meeting of Shareholders (the "Annual Meeting") the proposal to amend the Company's By-Laws (the "Proposal") it received from The Robert L. McNeil, Jr. 1983 Trust (the "Proponent"). The text of the Proposal is as follows:

> "Notwithstanding any provision contained in these By-Laws to the contrary, no person shall be eligible to serve as a director of the Company if, as of the date of his or her election, re-election, appointment or re-appointment to the board of directors such person would be past the age of 72."

The Company believes that it may exclude the Proposal from the Proxy Materials on any of the following grounds:

- Rule 14a-8(i)(4) because the Proposal relates to the redress of a personal claim or grievance against the company and is designed to further a personal interest, which is not shared by the other shareholders at large;
- Rule 14a-8(i)(8) because the Proposal relates to the election of directors;
- Rule 14a-8(i)(9) because the Proposal directly conflicts with one of the Company's own proposals to be submitted to shareholders at the same meeting; or
- Rule 14a-8(i)(3) because the Proposal is misleading and vague and thus contrary to the Commission's proxy rules and regulations.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are enclosing six copies of this letter as well as a letter dated August 14, 2006 from the Proponent to the Company submitting the Proponent's original Proposal, a letter from the Company dated November 13, 2006 containing the Company's originally proposed opposition statement, a letter dated November 27, 2006 wherein the Proponent stated that the Proposal would have the effect of making three directors ineligible to serve and a letter dated December 5, 2006 from the Proponent informing the Company of a subsequent fact which modified the original opposition statement. By copy of this letter, the Company hereby notifies the Proponent as required by Rule 14a-8(j) of its intention to exclude the Proposal from its Proxy Materials.

I. The Proposal Relates to the Redress of a Personal Claim or Grievance and, Therefore, May Be Omitted Under Rule 14a-8(i)(4)

Rule 14a-8(i)(4) provides that a proposal may be omitted if it, "... relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large."

The purpose of the rule, according to the SEC, is to prevent security holders from abusing the shareholder proposal process in order to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally. See Release No. 34-20091 (August 16, 1983).

In the Proponent's supporting statement to its Proposal, the Proponent expounds on the "benefits of fresh ideas, new outlook and diversification of expertise that accompany the regular election of new directors." However, the Proposal's real aim is not to bring fresh people and ideas to the board of directors. Rather it is an attempt to use the shareholder proposal tool to enable the Proponent to remove directors it opposes and gain board representation under the guise of a proposal drafted as general in nature. The Proponent has been waging a campaign to obtain a board seat for the past six months. On June 15, 2006, one of the Proponent's Trustees, Robert Cruickshank, filed a Schedule 13D announcing his intent to request that he become a member of the board of directors. Mr. Cruickshank met with the nominating committee on July 10, 2006, and on July 11, 2006 the board voted against electing Mr. Cruickshank to the board. By a letter dated August 14, 2006, the Proponent notified the Company of its intent to present the Proposal at the Annual Meeting. On November 15, 2006, just two days after the Company delivered to the Proponent its initial statement opposing the Proposal, the Proponent notified the Company of its intent to nominate three persons (one of whom was Mr. Cruickshank) for election to the board of directors of the Company at the Annual Meeting. This action confirmed the Proponent's true intent – to force the retirement of three directors who the Trust opposes and are over the age of 72, Mr. R. James Macaleer, Mr. Marlin Miller, Jr. and Mr. Raymond Neag, and replace them with directors of their choosing.

We believe the Proponent is attempting to use the Company's proxy statement as an additional means of redressing its personal grievance against the Company. The Proponent has attempted to draft the Proposal in a manner that superficially appears to relate to matters of general interest. However, when the submission is viewed in its totality, it is clear that it is an attempt to further the Proponent's campaign of seeking board representation for Mr. Cruickshank and others sympathetic to the Trust.

The text of the Proposal, the Proponent's intent to nominate its own slate of directors, all the ancillary documents submitted by the Proponent, and the history of correspondence and communication between the Company and the Proponent concerning the Proponent's goal of obtaining additional board representation for the Trust make it clear that the Proponent is trying to further its personal agenda of overturning the board's earlier refusal to grant Mr. Cruickshank a board seat and seeking further board representation.

The Staff has indicated that the shareholder proposal process may not be used as a tactic to redress a personal grievance, even if a proposal is drafted in such a manner that it could be read to relate to a matter of general interest. See Release No. 19135 (Oct. 14, 1982) (stating that "a proposal, despite its being drafted in such a way that it might relate to matters which may be of general interest to all security holders, properly may be excluded under paragraph (c)(4) [now (i)(4)], if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest").

See also the following No-Action letters where the Staff took a no action position regarding omission of the proposal based on the "personal grievance" rationale: Unocal Corporation (March 30, 2000) (proposal requiring company take specified actions regarding underground tanks and dismissing employees and legal counsel under specified circumstances, where proponent had been an unsuccessful litigant against company); Phillips Petroleum Company (March 8, 2000) (proposal modifying executive compensation to be more performance accountable, where proponent was a former employee whom had been discharged by the company); Johnson & Johnson (January 7, 2000) (proposal requiring adoption of a policy of compensating inventors of any product manufactured, distributed or sold by the issuer, where proponent was an individual who had a dispute with the Company over compensation for alleged development of a product); The Southern Company (December 10, 1999) (proposal requiring that the Company form a shareholder committee for the purpose of investigating complaints against the company's management, where the proponent was a disgruntled former employee); Phillips Petroleum Company (March 4, 1999) (proposal relating to amending Phillips' bylaws to require shareholder approval prior to the "alienation" of assets exceeding a certain amount, where proponent was an ex-employee who had conducted an "extensive, ongoing correspondence campaign directed toward numerous Company executives"); US West, Inc. (December 2, 1998) (proposal resolving that management be advised of shareholder dissatisfaction with their actions relating to a cash payment in lieu of issuing fractional shares in connection with a "split-off', where proponent apparently was upset at paying a tax preparer $200 to research the capital gain associated with his receipt of a cash payment for a fractional share); CBS Corporation (March 4, 1998) (proposal mandating that the Company amend its policy regarding unvested stock options, where proponent was a former employee who disagreed with the stock option vesting rules); Station Casinos, Inc. (October 15, 1997) (proposal recommending that the company obtain liability insurance, where proponent previously represented a client in connection with a suit filed against the company); and International Business Machines (January 13, 1995) (proposal requesting establishment of an arbitration mechanism, where proponent had engaged in a lengthy campaign of complaints to the company concerning software he had purchased).

In each of these cases, the proponent tried to couch the proposal in terms that appeared to be of general interest to security holders, but which were, in fact, designed to provide a forum for a personal grievance. The Company believes that the Proposal clearly relates to the redress of a personal claim or grievance against the Company and is designed to result in a benefit to the Trust not shared by shareholders at large. There can be little doubt that the submission of the Proposal was motivated by the dispute with the Company. Taking into account the facts of this situation and precedent set by prior no action letters, we believe the proposal may be omitted pursuant to Rule 14a-8(i)(4).

II. The Proposal Relates to the Election of Directors and, Therefore, May Be Omitted Under Rule 14a-8(i)(8)

Rule 14a-8(i)(8) permits an issuer to omit a shareholder proposal from its proxy materials if the proposal relates to an election for membership on the company's board of directors. The Staff has held that proposals may be omitted under Rule 14a-8(i)(8) if they would disqualify nominees for directors at the upcoming shareholder meeting. Under a reasonable interpretation of the vague language of the Proposal, this would appear to be the case with the Proposal, which specifically states that "no person shall be eligible to serve as a director of the Company," if that person is 72 years old or older at the date of his or her election. While the Proponent's supporting statement suggests that the Proposal will not affect the elections at the Annual Meeting, the Proposal's language, if interpreted literally, could apply immediately upon passage. In fact, in a letter to the Company dated November 27, 2006, the Proponent notes that Messrs. Macaleer, Miller and Neag "would be ineligible to serve under the terms of the by-law amendment on age limits for directors previously proposed by the Trust."

The Company has advised us that its nominees for election as directors at the Annual Meeting expect to include each of the current directors who will be age 72 at the Annual Meeting. These three directors, Mr. Macaleer, Mr. Miller and Mr. Neag, include two of the Company's founders and the Company's lead director. To the extent that the Proposal could be interpreted to become effective immediately upon passage, as the Trust intends, and effective with respect to directors elected at the Annual Meeting, than the Proposal, if adopted, would act to nullify the election of Mr. Macaleer, Mr. Miller and Mr. Neag and require that they retire because each has exceeded the retirement age specified in the Proposal as of the date of the election.

The Commission has concluded in substantially similar circumstances that a proposal to establish a mandatory retirement age for directors that would prevent a current director from serving another term may be omitted from proxy materials because it could disqualify nominees for directors at the upcoming annual meeting. California Jockey Club (March 12, 1996); The Adams Express Company (March 15, 1985). Similarly, the Commission has permitted the exclusion of a proposal mandating director term limits, unless recast so as to apply only to nominees for directors at subsequent meetings. American Electric Power Company, Inc. (January 16, 2002). See also the "no action" letters issued by the Staff in connection with shareholder proposals to eliminate a registrant's classified board of directors. Raytheon Company (March 9, 1999); The Boeing Company (February 23, 1999); TRW Inc. (February 11, 1999); Houston Industries (March 28, 1990). Here, as in each of the letters cited, the Proponent has made no attempt in its Proposal to clarify that the election scheduled at the Annual Meeting would not be affected. While the Proponent's supporting statement suggests that the Proposal will not affect the elections at the Annual Meeting, the Proposal's language, if interpreted literally, could apply immediately upon passage. In fact, the Proponent's November 27th letter contradicts the Proponent's supporting statement by asserting that Messrs. Macaleer, Miller and Neag "would be ineligible to serve under the terms of the by-law amendment on age limits for directors previously proposed by the Trust."

The Company believes that the Proposal, if adopted and interpreted as the Trust intends, would contravene Rule 14a-8(i)(8) because it would result in certain director-nominees becoming ineligible to serve as directors even if elected at the Annual Meeting, and therefore may be omitted from the Company's proxy materials.

III. The Proposal Conflicts with the Company's Proposal and, Therefore, May Be Omitted Under Rule 14a-8(i)(9)

Rule 14a-8(i)(9) allows a registrant to omit a shareholder proposal if it "is counter to a proposal to be submitted by the registrant at the meeting." The Proposal, if adopted and interpreted as the Trust intends, would nullify the election of any director elected at the Annual Meeting who has reached the age of 72. Because the Company is planning to nominate for election certain of its current directors who have already reached the age of 72, the Proposal, in effect, is a solicitation in opposition to a segment of the slate submitted by the Company for consideration at the meeting.

The Staff has consistently said that shareholder proposals can be excluded under Rule 14a-8(i)(9) where the shareholder proposal and a company sponsored proposal present alternative and conflicting decisions for shareholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results. See Croghan Bancshares, Inc. (March 13, 2002); First Niagara Financial Group, Inc. (March 7, 2002); Osteotech, Inc. (April 24, 2000). The Staff has interpreted Rule 14a-8(i)(9) as allowing a company to omit a shareholder proposal as long as there is "some basis" for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent or inconclusive mandate from the shareholders. See Gyrodyne Company of America, Inc. (October 31, 2005); Mattel, Inc. (March 4, 1999); The Gabelli Equity Trust (March 15, 1993). An affirmative vote on the Proposal and the Company's slate of directors could lead to an inconsistent result regarding the composition of the Board of Directors of the Company.

IV. The Proposal is Misleading and Vague and Contrary to the Commission's Proxy Rules and Regulations Under Rule 14a-8(i)(3).

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(3), which permits exclusion of a proposal if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy materials. Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading...." Staff Legal Bulletin No. 14B (September 15, 2004) states that "reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where...the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires...."

The Staff has stated that such vague and indefinite proposals are "misleading, in that, any action ultimately taken by the Company upon the implementation of the proposals could be quite different from the type of action envisioned by the stockholders at the time their votes were cast." See E.I. du Pont de Nemours & Company, Inc. (February 8, 1977). See also Bank Mutual Corporation (January 11, 2005) (permitting omission of a proposal establishing a mandatory retirement age for directors upon attaining the age of 72 years because "if the Proposal were adopted, it would not permit the Company, or shareholders, to determine what particular action was required to be taken."); Proctor & Gamble Company (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareowners nor the company would know how to implement the proposal); Philadelphia Electric Company (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of shareowners because "the proposal is so inherently vague and indefinite" that neither the shareowners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and NYMEX Corporation (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal.").

It is unclear whether the Proponent intends to submit a proposal that requires that all directors retire after attaining the age of 72, or merely that such director no longer be eligible for re-election as a director after attaining age 72. As written, it appears that the Proposal literally requires that a mandatory retirement age of 72 be established. This is the interpretation the Trust seems to prefer as noted in its November 27th letter, notwithstanding that the Proponent's supporting statement specifically states that the proposal would "not affect the election of directors at [the 2007] annual meeting." It is also unstated and unclear whether a director may complete a term to which he or she is elected, or if the director must immediately cease to serve. The Proposal is silent on these matters, and accordingly none of the Company, the board of directors, or the shareholders voting on the Proposal would know with any certainty what the Proponent intended with respect to addressing these critical questions and therefore how the

Proposal should actually be implemented. In addition, as discussed above, the Proposal, while cast in general terms, omits from its supporting statement material information about the Trust's previous attempt to gain board representation, as well as the Trust's apparent belief that the Proposal should be immediately effective notwithstanding its misleading supporting statement to the contrary.

Because the Proposal fails to provide a clear understanding of how it is intended to be implemented, omits material information about the Trust's attempts to gain board representation and omits the Trust's belief, evidenced in the November 27th letter to the Company, that the Proposal should affect the elections at the Annual Meeting, the Proposal is inherently vague and misleading.

We believe that (a) the Proposal is so vague and indefinite that the Company's shareholders would be confused regarding the ramifications of voting for or against the Proposal, (b) the Company's board of directors could not determine with any reasonable certainty how to implement the Proposal if it were approved by the shareholders, and (c) that the Proposal omits material information which is necessary in order that the Proposal and supporting statement not be misleading in light of the circumstances under which they were made. The Company therefore believes the Proposal may be properly omitted for this reason from the Proxy Materials pursuant to Rule 14a-8(i)(3).

For all the reasons set forth above, we respectfully submit that the exclusion of the entire Proposal from the Proxy Materials is proper under clauses (i)(4), (i)(8), (i)(9) and (i)(3) of Rule 14a-8.

For the foregoing reasons, the Company also respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. We would respectfully request the opportunity to discuss the requests in this letter with you further prior to the issuance of a response if the Staff believes that it will not be able to grant the relief requested. The Company hereby agrees to promptly forward to the Proponent any Staff response to this no-action request made via facsimile to the Company but not the Proponent. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (214) 994-2138 or Ken Young of this office at (215) 994-2988.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Henry N. Nassau
Dechert LLP

cc: Mr. Carl Anderson
Chief Executive Officer
Mr. R. James Macaleer
Lead Director
Arrow International, Corp.
2400 Bernville Road
Reading, PA 19605

(Via U.S. Mail and Overnight Delivery)
The Robert L. McNeil, Jr. 1983 Trust
c/o Wilmington Trust Company
1100 N. Market Street
Wilmington, DE 19890

THE ROBERT L. MCNEIL, JR. 1983 TRUST
C/O WILMINGTON TRUST COMPANY
1100 N. MARKET STREET
WILMINGTON, DE 19890-001

August 14, 2006

VIA FACSIMILE, COURIER AND CERTIFIED MAIL

Arrow International, Inc.
2400 Bernville Road
Reading, Pennsylvania 19605
Attention: John C. Long, Corporate Secretary

Re: Notice of Intent to Present a Proposal at the 2007 Annual Meeting of Shareholders of Arrow International, Inc.

Gentlemen:

The Robert L. McNeil, Jr. 1983 Trust hereby notifies Arrow International, Inc. that it intends to present the enclosed proposal at the Company's 2007 Annual Meeting of Shareholders and requests that the proposal be included in the Company's proxy statement for that meeting. Through its custodian, Mertz & Moyer, a nominee of the Wilmington Trust Company, the Trust holds 4,624,494 shares of common stock of the Company.

Pursuant to the Securities Exchange Act of 1934 and Rule 14a-8 promulgated thereunder, enclosed please find:

(a) A written statement of Mertz & Moyer, a nominee of the Wilmington Trust Company, as custodian for the Trust, verifying that, as of the date of the statement, the Trust continuously held the shares of Company common stock referred to above for over one year;

(b) A written statement of the Trust that it intends to continue to hold these shares through the date of the Company's 2007 Annual Meeting of Shareholders; and

(c) The Trust's proposal, including accompanying supporting statement thereto (which collectively do not exceed 500 words).

We believe that the proposal and accompanying materials comply in all respect with the Company's Bylaws and applicable law. If the Company believes that the proposal or the materials are incomplete or otherwise deficient in any respect, please notify the Trust in writing immediately of such alleged deficiencies. The Trust reserves the right, following receipt of any such notice, either to challenge, or attempt to cure, any alleged deficiencies. The Trust also reserves the right to give further notice of additional business to be conducted at the 2007 Annual Meeting of Shareholders in accordance with the Bylaws and applicable law.

Please address any correspondence or questions to The Robert L. McNeil, Jr. 1983 Trust, at the address indicated above, attention: Elizabeth Fallon - 1050.

Very truly yours,

The Robert L. McNeil, Jr. 1983 Trust

By: ______________________
Mr. Robert W. Cruickshank
Co-Trustee

Written Statement of Mertz & Moyer

Mertz & Moyer hereby verifies that as of the date hereof The Robert L. McNeil, Jr. 1983 Trust, through Mertz & Moyer, a nominee of the Wilmington Trust Company, as custodian, has continuously held 4,624,494 shares of Arrow International, Inc. for over one year.

Mertz & Moyer

By: Amy Hanna
Name: Amy Hanna
Title: Trust Officer

Date: August 14, 2006

Authorized signatory for Mertz & Moyer

SIGNATURE GUARANTEED
MEDALLION GUARANTEED
WILMINGTON TRUST COMPANY
AUTHORIZED SIGNATURE
(097W)
X0121475
SECURITIES TRANSFER AGENTS MEDALLION PROGRAM™

Mertz & Moyer

Written Statement of The Robert L. McNeil, Jr. 1983 Trust

The Robert L. McNeil, Jr. 1983 Trust hereby confirms that it is the beneficial owner of 4,624,494 shares of Common Stock of Arrow International, Inc., which it holds through Mertz & Moyer, a nominee of the Wilmington Trust Company, as custodian for the Trust, and that it intends to continue to hold these shares through the date of the 2007 Annual Meeting of Shareholders of the Company.

The Robert L. McNeil, Jr. 1983 Trust

By: [signature]
Mr. Robert W. Cruickshank
Co-Trustee

Date: August 14, 2006

PROPOSAL TO AMEND THE COMPANY'S BY-LAWS TO PROVIDE FOR A MANDATORY RETIREMENT POLICY FOR DIRECTORS OF THE COMPANY

The Robert L. McNeil Jr. 1983 Trust, c/o Wilmington Trust Company, 1100 N. Market Street, Wilmington, DE 19890-001, intends to submit the following proposal for consideration at the Company's 2007 annual meeting of shareholders. The Robert L. McNeil Jr. 1983 Trust holds 4,264,494 shares of common stock.

RESOLVED, that the Company's By-laws, Article IV, Section 4.13, be amended by adding the following sentence to the section as it currently appears:

"Notwithstanding any provision contained in these By-laws to the contrary, no person shall be eligible to serve as a director of the Company if, as of the date of his or her election, re-election, appointment or re-appointment to the board of directors such person would be past the age of 72."

Supporting Statement

It is in the best interests of a public company to balance stability and continuity of its board with the benefits of fresh ideas, new outlook and diversification of expertise that accompany the regular election of new directors. Many sizeable public companies promote this goal by adopting age limits for directors. Most companies that have implemented age limits set the retirement age between 70 and 72. This permits qualified directors to serve during the prime of their active professional careers, while requiring them to step aside and allow new board members to take their place at a fixed time for all directors. By providing for a uniform retirement age for all directors, the board can avoid the dissention and ill-will that may result when only certain directors are requested to step down to make place for new directors.

According to a report by a well-known executive search firm in November 2004, approximately 79% of companies in the S&P 500 have a mandatory retirement age. For example, Pfizer, Inc., The Boeing Company and Halliburton Company have instituted policies on a mandatory retirement age for directors.

If the by-law amendment being proposed were in effect last year, two of the Company's current directors, who together have served for over sixty years, would have been ineligible for re-election at last year's annual meeting. One additional director currently serving on the board would be ineligible to be nominated for election at this year's annual meeting. Together, these directors constitute 30% of the current board.

If approved by the Company's shareholders, the proposed by-law would be effective for the election or appointment of all directors following the 2007 annual meeting, but would not affect the election of directors at this year's annual meeting.

We encourage all shareholders to vote FOR the proposed by-law providing for an age limit of 72 for the Company's board of directors.

Dechert LLP

Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

STEPHEN M. LEITZELL

stephen.leitzell@dechert.com
+1 215 994 2621 Direct
+1 215 655 2621 Fax

November 13, 2006

VIA U.S. MAIL AND FEDERAL EXPRESS
The Robert L. McNeil, Jr. 1983 Trust
c/o Wilmington Trust Company
1100 N. Market Street
Wilmington, DE 19890-001
Attention: Elizabeth Fallon – 1050

Re: Company Response to Proposal Intended to be Presented at the 2007 Annual Meeting of Shareholders of Arrow International, Inc. (the "Company")

Dear Ms. Fallon:

Reference is made to the letter dated August 14, 2006 from Mr. Robert W. Cruickshank, Co-Trustee of the Robert L. McNeil, Jr. 1983 Trust, to the Company requesting inclusion of the proposal (the "Proposal") it intends to present at the Company's 2007 annual meeting of shareholders. We represent the Board of Directors of the Company (the "Board"), and are advising the Board with respect to the Proposal.

Pursuant to the Securities Exchange Act of 1934, as amended, and Rule 14a-8(m)(3)(ii) promulgated thereunder, we hereby enclose with this letter the Company's proposed opposition statement with respect to the Proposal.

Sincerely,

Stephen M. Leitzell

Enclosure
cc: Board of Directors, Arrow International, Inc. (via e-mail)

PROPOSAL TO AMEND THE COMPANY'S BY-LAWS TO PROVIDE A MANDATORY RETIREMENT POLICY FOR DIRECTORS OF THE COMPANY

The Company is not responsible for the following proposal and the supporting statement or the contents therein.

On August 14, 2006, the Robert L. McNeil Jr. 1983 Trust (the "McNeil Trust"), c/o Wilmington Trust Company, 1100 N. Market Street, Wilmington, DE, submitted the following proposal for consideration at the Company's 2007 annual meeting of shareholders. The McNeil Trust holds 4,264,494 shares of common stock.

RESOLVED, that the Company's By-laws, Article IV, Section 4.13, be amended by adding the following sentence to the section as it currently appears:

"Notwithstanding any provision contained in these By-laws to the contrary, no person shall be eligible to serve as a director of the Company if, as of the date of his or her election, re-election, appointment or re-appointment to the board of directors such person would be past the age of 72."

Supporting Statement

It is in the best interests of a public company to balance stability and continuity of its board with the benefits of fresh ideas, new outlook and diversification of expertise that accompany the regular election of new directors. Many sizeable public companies promote this goal by adopting age limits for directors. Most companies that have implemented age limits set the retirement age between 70 and 72. This permits qualified directors to serve during the prime of their active professional careers, while requiring them to step aside and allow new board members to take their place at a fixed time for all directors. By providing for a uniform retirement age for all directors, the board can avoid the dissention and ill-will that may result when only certain directors are requested to step down to make place for new directors.

According to a report by a well-known executive search firm in November 2004, approximately 79% of companies in the S&P 500 have a mandatory retirement age. For example, Pfizer, Inc., The Boeing Company and Halliburton Company have instituted policies on a mandatory retirement age for directors.

If the by-law amendment being proposed were in effect last year, two of the Company's current directors, who together have served for over sixty years, would have been ineligible for re-election at last year's annual meeting. One additional director currently serving on the board would be ineligible to be nominated for election at this year's annual meeting. Together, these directors constitute 30% of the current board.

If approved by the Company's shareholders, the proposed by-law would be effective for the election or appointment of all directors following the 2007 annual meeting, but would not affect the election of directors at this year's annual meeting.

We encourage all shareholders to vote FOR the proposed by-law providing for an age limit of 72 for the Company's board of directors.

Opposing Statement

The Board of Directors of the Company (the "Board") has voted to oppose the proposal, other than one director who voted for the Company to remain neutral on the proposal and one director who abstained. The Board and the Company believe that the proposal is not in the best interests of the Company or its shareholders and recommends a vote AGAINST adoption of this proposal for the following reasons:

The Board and the Company believe that prohibiting an otherwise qualified individual from serving as a director solely on the basis of such individual's age is a counterproductive and arbitrary limitation that is not in the best interest of the shareholders or the Company. Various federal and state laws prohibit age discrimination and support the argument that there is no legitimate basis for the establishment of an arbitrary age for director retirement. While we are aware that certain companies have chosen to establish mandatory retirement policies for directors, it is our view that a director's ability to serve the Company is determined by his or her overall qualifications and experience, and not solely by such individual's age. The Corporate Governance and Nominating Committee of the Board has the responsibility of establishing the criteria for Board membership. Mr. Richard Niner, who acts as co-trustee of the McNeil Trust, serves as the chairman of the Corporate Governance and Nominating Committee. The charter of the Corporate Governance and Nominating Committee states that the criteria should include, "diversity, experience, skill set and the ability to act on behalf of the Company's shareholders." It does not include age as a factor to be considered.

We agree with the proponent that fresh ideas, a new outlook and diversification of expertise are always beneficial to a company, but there is no evidence that individuals past the age of 72 are incapable of bringing these elements to a Board of Directors. World renowned investors and managers such as Warren Buffett (76), Jack Welch (71) and Carl Icahn (70) would be excluded, or be close to being excluded, from service on the Board under this policy. At the age of 72, Mr. Buffett served as a board member of the Coca-Cola Company, the Washington Post and the Gillette Company, in addition to his service on the board of Berkshire Hathaway. Over half of the members of the board of directors of Berkshire Hathaway would be forced to retire as a result of this policy. A policy which restricts the discretion of the Board and the shareholders in this manner and makes any person ineligible from serving on the Board solely on the basis of reaching an arbitrarily determined age could have a negative impact on the quality and diversity of the Board. In this case, the Company would be deprived of the services and expertise of extremely able and dedicated directors.

A leading proxy advisor to many large institutional shareholders, recommends voting against mandatory retirement proposals, noting that such a proposal does not take into consideration the fact that a board member's effectiveness does not necessarily correlate with the length of his board service or age. It is our view that our current director selection process, which allows all qualified candidates to be considered regardless of age or tenure, best achieves these goals. The Board is committed to selecting nominees whom it believes possess the best qualifications to oversee the management of the Company. This allows the shareholders to elect members of the Board from among the widest and most qualified pool of candidates. This freedom in nomination and election is the best way to ensure that the Company is managed by the highest caliber Board.

The proponent notes that the proposed by-law amendment would affect three of the Company's current directors. The affected directors, Mr. R. James Macaleer, Mr. Marlin Miller, Jr. and Mr. Raymond Neag, include two of the Company's founders who helped build the Company to the level that it achieved $481.6 million in net sales and $236.8 million in gross profit for the fiscal year ended August 31, 2006. Mr. Macaleer was elected by the Board at its October 10, 2006 meeting to serve as the Board's lead director. Mr. Macaleer also chairs the Compensation and Human Resources Committee, while Mr. Neag serves on the Corporate Governance and Nominating Committee and the Compensation and Human Resources Committee. Mr. Miller serves on the Corporate Governance and Nominating Committee. Together these three directors have more than 60 years of experience with the Company and own over 7 million shares of Company stock (representing approximately 17% of the outstanding shares). Each of these directors brings a deep knowledge of the healthcare industry and understanding of the Company to the Board. The adoption of the proposal would result in the removal from the Board of three of the seven directors with significant healthcare experience.

The Board and the Company believe that the shareholders should also vote against the proposal because the Board and the Company believe that the proposal is an attempt by the McNeil Trust to force the removal of qualified directors in its quest to secure a Board seat for one of the McNeil Trust's co-trustees, Mr. Robert Cruickshank, and/or another designee. On June 13, 2006, Mr. Cruickshank, in his role as a co-trustee (along with Mr. Niner) of the McNeil Trust and as the grantee of a proxy in respect of 4,250,000 shares of common stock of the Company owned directly by Robert McNeil, stated his intent to make a request to the Company to become a member of the Board.

Mr. Cruickshank met with the nominating committee of the Board on July 10, 2006 and on July 11, 2006 the Board voted against electing Mr. Cruickshank to the Board. On July 26, 2006, Mr. McNeil revoked his proxy in favor of Mr. Cruickshank in respect of the 4,250,000 shares owned directly by Mr. McNeil and on August 14, 2006, the McNeil Trust notified the Company of its intent to present this shareholder proposal at the 2007 annual meeting of the Company. After consideration, the Board voted to oppose the proposal, with one director voting for the Company to remain neutral on the proposal and one director abstaining.

One board that both Mr. Cruickshank and Mr. Niner serve together on is the board of directors of Hurco Companies, Inc. Hurco does not impose age limitations upon service on the board of directors. The timing of the McNeil Trust proposal and its inconsistency with the policy at Hurco Companies, Inc. suggest to the Board and the Company that the McNeil Trust's motivation is not to provide fresh ideas and diversification of expertise, but rather is an attempt by the McNeil Trust to use the shareholder proposal process to force qualified board members from the board in furtherance of the McNeil Trust's campaign to add members of its choosing to the Board.

The Board and the Company also believe that the adoption of the proposal would create ambiguity for the governance of the Company until the next annual meeting. The proponents state in their supporting statement that they do not intend the proposal to affect the election of directors at the 2007 annual meeting, however the language of the proposal itself is inconsistent with that intent. The election of directors at the 2007 annual meeting would occur on the same day and at the same meeting as the adoption and effectiveness of the by-law amendment if the proposal is approved. The by-law amendment would prohibit a director from serving if such director was at least 72 years of age "on the date of his or her election." Notwithstanding the supporting statement, the Board of Directors does not believe that a director age 72 or older who is elected at the 2007 annual meeting would necessarily be considered validly elected if the by-law amendment becomes effective on the same day and at the same meeting. Approving the proposal as written would create uncertainty as to the validity of the election at the 2007 annual meeting, and, as a result, uncertainty as to the composition of the Board for the upcoming year. This uncertainty would make it difficult for the Board to take valid action after the meeting. For example, the Company may encounter difficulty if it needs to receive a legal opinion from its external counsel that any actions taken by the board were properly authorized, which could interfere with the Company's operations or impede any potential financing or acquisition transaction. This result is not in the interest of the Company's shareholders.

For all of these reasons set forth above, the Board and the Company believe that the proposal would not serve the best interest of the Company and its shareholders and the Board and the Company recommend that you vote AGAINST this proposal.

THE ROBERT L. MCNEIL, JR. 1983 TRUST
C/O WILMINGTON TRUST COMPANY
1100 N. MARKET STREET
WILMINGTON, DE 19890-001

November 27, 2006

VIA FACSIMILE, COURIER AND CERTIFIED MAIL

Board of Directors
Arrow International, Inc.
2400 Bernville Road
Reading, Pennsylvania 19605

Gentlemen:

The Robert L. McNeil, Jr. 1983 Trust understands that Arrow International, Inc. filed a Current Report on Form 8-K with the Securities and Exchange Commission on November 22, 2006 disclosing that the Company's annual meeting of shareholders was being rescheduled from January 17, 2007 to April 19, 2007. The stated reason for the postponement is to allow the board additional time to consider a proposal that was recently made by the Trust to nominate three persons for election to the board of directors at the 2007 annual meeting.

We fail to understand why the nomination of three directors should occasion a three month delay in convening the annual meeting. If the Company wishes to consider the candidacy of the nominees proposed by the Trust for inclusion on the management supported slate, surely the process of consideration can be done in far less time. When my appointment as a director was proposed to the board this past summer, I promptly made myself available for an interview, following which the board rejected my candidacy, all in a space of two days. Indeed, my credentials and references have already been reviewed by the board's nominating committee, which, I understand, had recommended that the full board approve my appointment.

The Trust is similarly prepared to make its other candidates, Mr. Pratt and Ms. Doar, available for interviews and provide their references on an expedited basis and to furnish the board as quickly as possible with any other information concerning these nominees that the board reasonably requests. Mr. Pratt was proposed for membership on the board at a recent nominating committee meeting, and the committee is already in possession of information concerning Mr. Pratt and his candidacy. Information concerning Ms. Doar can likewise be made available in short order. We therefore find it strange and suspect that the board would defer the annual meeting—and thereby cause the Company not to convene a meeting of shareholders for a period of 15 months—without any attempt to contact the Trust or the candidates so that the annual meeting could proceed with minimal or no delay.

Board of Directors
Arrow International, Inc.
November 27, 2006
Page 2

If the board has in fact other, undisclosed motivations for delaying the annual meeting, as the extended postponement seems to suggest, then the Company's public disclosure in Tuesday's Form 8-K would seem seriously deficient.

As the board no doubt appreciates, Arrow is a public company, and all shareholders, collectively, are its owners. The fiduciary duties of the board are thus directed to the entire shareholder constituency and not to any one or select group of shareholders. Any action taken to entrench one or more directors—even a founding shareholder, director and former executive—or that is motivated by the prospect of their defeat in an election contest, would be a breach of the board's duty of loyalty to the shareholder body.

The Trust's nominating proposal is not directed at control of the Company. If successful, the Trust's nominees would constitute less than a third of the board, with all other directors being elected as proposed by current management. The Trust intends, as permitted under Rule 14a-4(d) of the federal proxy rules, to seek authority on its proxy card to vote for all nominees named by management, other than Messrs. Macaleer, Miller and Neag who would be ineligible to serve under the terms of the by-law amendment on age limits for directors previously proposed by the Trust. If the action of the board in delaying the annual meeting is in any way directed at protecting the board seats of these three individuals—and divesting from shareholders the opportunity to vote on whether these directors should continue to be their elected representatives—the board will have forfeited the trust of shareholders and the protections that the law generally affords to the good faith determinations of Pennsylvania directors.

We are prepared at any time to discuss these matters with the disinterested directors on the board to assure that the best interests of all shareholders are served.

Very truly yours,

THE ROBERT L. MCNEIL, JR. 1983 TRUST

By: [signature]
Mr. Robert W. Cruickshank
Co-Trustee

THE ROBERT L. MCNEIL, JR. 1983 TRUST
C/O WILMINGTON TRUST COMPANY
1100 N. MARKET STREET
WILMINGTON, DE 19890-001

December 5, 2006

VIA FACSIMILE, COURIER AND CERTIFIED MAIL

Board of Directors
Arrow International, Inc.
2400 Bernville Road
Reading, Pennsylvania 19605

Gentlemen:

Re: Opposition to Shareholder Proposal for the 2007 Annual Meeting

Under cover of a letter dated November 13, 2006, The Robert L. McNeil Jr. 1983 Trust received the opposing statement of Arrow International, Inc. to the Trust's shareholder proposal presented for inclusion in the Company's proxy statement for its 2007 annual meeting of shareholders.

The opposing statement avers that Hurco Companies, Inc., on whose board Mr. Richard Niner and I serve, does not impose age limitations upon service of its directors. This statement is not accurate. In November 2006, the Hurco board of directors adopted a mandatory retirement policy for directors past the age of 72. While adopted in November, the policy was under consideration by the Hurco board prior to the Trust's receipt of the Company's opposing statement. Please also be aware that I serve on the board of Calgon Carbon Corporation, a company which has a mandatory retirement policy for directors past the age of 72.

Although we have not addressed here other points raised in the opposing statement, you should not, of course, construe this letter as our agreement with any of them.

Very truly yours,

THE ROBERT L. MCNEIL, JR. 1983 TRUST

By: [signature]
Mr. Robert W. Cruickshank
Co-Trustee

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8280
ADIENSTAG@KRAMERLEVIN.COM

January 16, 2007

BY FEDEX

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 2054

Re: Arrow International, Inc.
Commission File No. 000-20212
Proponent Rebuttal to Company Request for Omission
of Shareholder Proposal Pursuant to Rule 14a-8

Dear Ladies and Gentlemen:

We are writing on behalf of our client, The Robert L. McNeil, Jr. 1983 Trust pursuant to Rule 14a-8(k) under the Securities Exchange Act of 1934, as amended. The Trust is a holder of 4,624,494 shares of common stock of Arrow International, Inc., which constitutes approximately 10.3% of the outstanding shares. We respectfully request that the staff of the Division of Corporation Finance of the Securities and Exchange Commission advise the Company that it will recommend enforcement action to the Commission if the Company omits from its proxy statement and proxy to be filed and distributed in connection with its 2007 Annual Meeting of Shareholders the proposal to amend the Company's By-Laws it received from the Proponent.

The Proponent submits that the Company may not exclude the proposal from the Company's proxy materials on any of the grounds advanced by the Company. Specifically, and as discussed in more detail below—

(1) the proposal does not relate to the redress of a personal claim or grievance against the company [Rule 14a-(8)(i)(4)]. The proponent believes, and hopes to persuade all other shareholders, that an age limit for directors is in the best interests of the Company and its board, as many other publicly traded companies have concluded;

(2) the proposal does not relate to election of directors [Rule 14a-8(i)(8)]. The proponent states specifically in its supporting materials that its proposal, if adopted, will have no effect on directors elected at the 2007 annual meeting;

(3) the proposal does not conflict with one of the Company's own proposals to be submitted to shareholders at the same meeting [Rule 14a-8(i)(9)]. The Company does not purport to offer its own proposal relating to age limits. The proposal does not conflict with the election of directors at the 2007 annual meeting, because it is inapplicable to directors elected at that meeting;

(4) the proposal is not misleading or vague or in violation of any Commission rule [Rule 14a(8)(i)(3)]. Under the proposed by-law amendment a director cannot serve if, as of the date of the director's election or appointment, he or she would be past the age of 72. There would be no ambiguity in the application of the by-law provision in any election or appointment subsequent to the 2007 annual meeting, and the provision does not apply to 2007 election of directors. The other objections raised by the Company under this rule are equally lacking in merit.

The staff should also be aware of the Company's apparent gamesmanship in engineering an opportunity to oppose the proposal despite its failure to do so earlier in compliance with the rules of the Commission. The proponent submitted its proposal to the Company on August 14, 2006, within the time period prescribed by the rules of the Commission and identified in the Company's proxy statement for its 2006 annual meeting. Under Rule 14a-8(j), the Company had until 80 days prior to the filing of its definitive materials to file its opposition to the proposal with the Commission. If the Company had held its annual meeting in the third week of January, as it has done in at least each of the last *10 years*, the Company's time to oppose the proposal would have expired some time in mid-September 2006. The Company did not file its opposition during this time frame. Instead, two months later, on November 22, 2006, the Company announced that it was postponing its annual meeting to April 2007, allegedly because of a need for an extended period of time to evaluate candidates that were timely nominated by the proponent for election at the meeting. Having thus delayed the annual meeting, the Company manufactured for itself additional time to oppose the proposal, of which it took advantage in its December 28, 2006 letter to the Division of Corporation Finance. The proponent respectfully submits that this legerdemain with the Commission's rules should not be countenanced. The Company's filing in opposition to the proposal should be rejected for its untimeliness, as well as the other reasons explained in this letter.

Pursuant to Rule 14-8(k) under the Exchange Act, we are enclosing six copies of this letter. By copy of this letter the proponent also notifies the Company of its rebuttal of the Company's intention to exclude the proposal from its proxy materials.

(1) The Proposal Does Not Relate to the Redress of a Personal Claim or Grievance and May Not be Omitted Under Rule 14a-8(i)(4)

Rule 14a-8(i)(4) provides that a proposal may be omitted if it, "... relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large."

The Company advances the argument that the proposal is motivated by a personal grievance because the proponent had several months earlier requested that one of its trustees, Mr. Robert Cruickshank, be named to the board and was rejected. (The proponent's other trustee, Mr. Richard Niner, is currently a director of the Company.) There is no such personal grievance.

The proponent makes no secret of its desire to see fresh perspectives on the board of the Company, for the benefit of all shareholders. It is for this reason that the proponent sought to have Mr. Cruickshank appointed to the board. It is for the same reason that the proponent is proposing the implementation of age limits for the directors. The belief of the proponent's trustees that age limits for directors are an element of sound corporate governance is reflected in policies of Hurco Companies, Inc., on which both the trustees serve. At the suggestion of the trustees, while they were already serving as directors, the Hurco board has recently adopted a policy on age limits for directors. A letter to the board of directors, dated December 5, 2006, informing the board of the Hurco action was attached to the Company's letter to the Division.

The no-action letters cited by the Company each involve situations in which the proponent had a personal grievance against the issuer, as opposed to concerns with the issuer's governance which the proponent was attempting to address. Unocal Corporation (March 30, 2000) (proponent an unsuccessful litigant); Phillips Petroleum Company (March 8, 2000) (proponent a discharged employee); Johnson & Johnson (January 7, 2000) (proponent had a compensation dispute with the issuer); The Southern Company (December 10, 1999) (proponent a disgruntled former employee); Phillips Petroleum Company (March 4, 1999) (proponent an ex-employee who had conducted a campaign towards company executives); US West, Inc. (December 2, 1998) (proponent upset at having to a pay a tax preparer in connection with receipt of cash in a split-off); CBS Corporation (March 4, 1998) (proponent an ex-employee who disagreed with stock option vesting rules); Station Casino, Inc. (proponent represented a client in a suit against the company); International Business Machines (January 13, 1995) (proponent had a lengthy campaign of complaints regarding software purchased from the issuer).

More apt are the following letters, in which the staff did not concur that a proposal could be eliminated on the basis of Rule 14a-8(i)(4). See Xcel Energy, Inc. (March 2, 2006) (proponent was a frequent critic of the issuer, had a history of submitting shareholder proposals and called for the resignation of senior management; proposal called for separation of the role of chairman and chief executive officer; issuer alleged that the proposal was intended to discredit management and influence the election of directors); Charles Schwab Corporation (March 2, 2006) (proponent, a labor union, was opposed to social security reform and believed that financial services firms such as the issuer would benefit from such reforms; proposal called for reporting on the issuer's policies and procedures on political contributions; issuer alleged that the proposal was intended to advance the proponent's political agenda); Cintas Corporation (July 6, 2005) (proponent was a labor union pension fund, and labor was attempting to organize the issuer's workforce; proposal called for an amendment to the issuer's by-laws requiring the chairman of the board to be independent; issuer alleged that the proposal was a tactic in the labor campaign); SciClone Pharmaceuticals, Inc. (April 14, 2005) (proponent's wife died of cancer, and he believed her death was the result of a failure to prescribe a drug under development by the issuer; proposal called for senior management to take a pay reduction until the drug or another leading drug received FDA approval; issuer alleged that the proposal was motivated by the proponent's personal loss); Raytheon Company (February 10, 2005) (proponents were retirees of the issuer and members of an issuer retiree association, and retirees had previously submitted numerous proposals regarding issuer pension plans; proposal called for one candidate for director to be selected from among issuer retirees; issuer alleged that proponents' objective was to obtain information on retiree benefits with a view to increasing those benefits); First Mariner Bancorp (February 11, 2004) (proponent had submitted numerous shareholder proposals and had engaged in "unending attacks, challenges and questions" designed to attack the CEO and challenge his leadership; proposal sought adoption of a policy separating the roles of chairman and chief executive officer; issuer alleged that the proposal was a personal attack on the CEO); Air Alaska Group, Inc. (March 31, 2003) (proponent was an employee of a subsidiary of the issuer and was responsible for numerous shareholder proposals; proposal called for issuer to determine the percentage of employee stock ownership and report in detail as employee ownership changed; issuer alleged that the proposal related to interests of employees and not shareholders generally).

These letters demonstrate that even the existence of an adversarial relationship with an issuer does not necessarily render the substance of a shareholder proposal a personal grievance. In particular, even the proposal of a proponent who is sharply critical of management is not by reason of that criticism disqualified under Rule 14a-8(i)(4).

Here, the proponent has no relationship with the issuer other than as a substantial shareholder, has no personal issues with the issuer and is seeking only to improve governance by bringing new voices and fresh perspectives into the boardroom. Its age limit proposal is a means to that end, for the equal and ratable benefit of all shareholders. The proponent submits, therefore, that there is no basis for the Company's attempt to exclude the proposal under Rule 14a-8(i)(4).

(2) **The Proposal Does Not Relate to the Election of Directors and May Not be Omitted Under Rule 14a-8(i)(8)**

The Company also alleges that the proposal may be omitted because it relates to the election of directors. The Company cannot, and does not, argue that the proposal fails because it relates to procedures for the election of directors. The staff on various occasions has concurred that such proposals are proper. See, e.g., Raytheon Company (February 10, 2005) (proposal for selection of a candidate for election among the issuer's retirees); SBS Communications Inc. (January 31, 2001) (proposal for the nomination of two candidates for each open board seat); (LSB Industries, Inc. (February 17, 1997) (proposal to amend by-laws to prohibit election of directors over age 70; not challenged on Rule 14a-8(i)(8) grounds); Archer Daniels Midland (June 20, 1996) (proposal to adopt tenure limits for directors).

Instead, the Company objects to the proposal because by its terms, and *if* the proposal were applicable to the 2007 election of directors, three of the incumbent directors would be ineligible for re-election to the board. In the words of the Company's letter:

> To the extent that the Proposal could be interpreted to become effective immediately upon passage, *as the Trust intends*, and effective with respect to directors elected at the annual meeting, than the Proposal, if adopted, would act to nullify the election [of three directors]. (emphasis supplied)

It is with difficulty that the proponent restrains a sense of outrage at this line of argument. The Company itself concedes the proponent's explicit statement in its supporting materials that, if adopted, the proposal *would not* be applicable to the election of directors at the 2007 annual meeting. As the supporting statement declares:

> If approved by the Company's shareholders, the proposed by-law would be effective for the election or appointment of all directors following the 2007 annual meeting, *but would not affect the election of directors at this year's annual meeting.* (emphasis supplied)

For the Company to allege that the proponent intends its proposal to apply to the 2007 annual meeting is disingenuous and disturbingly misleading.

The no-action letters cited by the Company in support of disqualification under Rule 14a-8(i)(8) are inapposite, since in each of the letters the proponents failed to declare that the proposals would have no application to the then current election season.

The proponent does not believe there is any ambiguity in the formulation of its proposal when read together with the supporting statement. However, if the staff believes that the non-applicability of the proposal to the 2007 election of directors should be incorporated in the language of the proposal itself, the proponent does not object to so doing.

(3) **The Proposal Does Not Conflict with any Company Proposal and May Not be Omitted Under Rule 14-8(i)(9)**

The Company does not purport to present to shareholders any proposal regarding age limits for directors. Its conflicts argument against the proposal on the basis of Rule 14-8(i)(9) is simply a re-characterization of the argument under Rule 14-8(i)(8)—that the proposal seeks to affect the 2007 election of directors—and is no less objectionable here. The Company's letter states on this point—

> The Proposal, if adopted, *and interpreted as the Trust intends*, would nullify the election of any director elected at the Annual Meeting who has reached the age of 72. (emphasis supplied).

This is once again an inexcusable mischaracterization of the proposal and the proponent's intentions. As noted above, the proponent has explicitly stated that the proposal would not apply to the 2007 annual meeting.

(4) **The Proposal is Not Misleading or Vague and is Not Contrary to the Commission's Proxy Rules and Regulations Under Rule 14a-8(i)(3)**

The Company argues that the proposal is ambiguous because "it is unclear whether the Proponent intends to submit a proposal that requires that all directors retire after attaining the age of 72, or merely that such directors no longer be eligible for re-election after attaining age 72." This is a verbatim quote from the issuer's argument in <u>Bank Mutual Corporation</u> (January 11, 2005), later cited by the Company.

What is unclear and perplexing is the Company's inability to parse and understand the proposal, which reads:

> Notwithstanding any provision contained in these By-laws to the contrary, no person shall be eligible to serve as a director of the Company if, as of the date of his or her election, re-election, appointment or re-appointment to the board of directors such person would be past the age of 72.

The mechanic of this proposal is simple and straight forward. As emphasized above, the proposal has no application to the election of directors at the 2007 annual meeting. When determining whether a candidate will be eligible for election or appointment to the board in the future, the persons making the nomination must simply determine whether the candidate would be past the age of 72 on the date of election or appointment. If not, the candidate would be eligible for election. If yes, he or she would be disqualified. Thus, the proposal may readily be implemented with "reasonable certainty."

The contrast between the proposal in Bank Mutual Corporation, on which the Company places reliance, and the appropriately crafted proposal submitted by the proponent merely underscores the infirmity of the Company's argument. The proposal there sought that—

> "[a] mandatory retirement age be established for all directors upon attaining the age of 72 years."

There is simply no comparison between the ambiguity of this formulation and the wholly different, calibrated language of the proposal submitted by the proponent.

The proponent does not believe that there is any possibility of misunderstanding in the implementation of its proposal. However, should the staff feel that it would be preferable to recast the words "no person shall be eligible to serve as a director of the Company" as "no person shall be eligible for election or appointment as a director of the Company," the proponent would have no objection to doing so.

The Company further avers that the proposal is misleading because the supporting statement does not refer to an earlier request that one of the proponent's trustees be appointed to the board and does not disclose "the Trust's apparent belief that the Proposal should be immediately effective notwithstanding its misleading supporting statement to the contrary."

The Company cites no authority in support of its argument that the failure to mention the proponent's earlier request for representation on the board through its trustee is in violation of any rule of the Commission, including Rule 14a-9. The earlier request, while also motivated by a desire for fresh perspective on the board, is wholly independent of the age limit proposal. The proponent fully intends that this proposal stand and be considered by the shareholders on its own merits.

The Company's allegation that the proponent believes its proposal to be applicable to the 2007 annual meeting of directors—despite the proponent's explicit statement to the contrary—is itself deceptive, patently manufactured and lacking in all merit.

For all the reasons set forth above, the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(3), (i)(4), (i)(8) and (i)(9) and its request should be denied. The proponent respectfully requests that the Staff confirm that it would recommend enforcement action if the Company omits the proposal from its proxy materials.

We would respectfully request the opportunity to discuss the request in this letter with you further prior to the issuance of a response if the staff believes that it will not be able to grant the relief requested. If you have any questions, require further information or wish to discuss this matter, please call the undersigned at (212) 715-9280.

Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Very truly yours,

Kramer Levin Naftalis & Frankel LLP

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP

cc: Mr. Carl Anderson, Chief Executive Officer
Mr. R. James Macaleer, Lead Director
Arrow International, Corp.
2400 Bernville Road
Reading, PA 19605

The Robert L. McNeil, JR. 1983 Trust
c/o Wilmington Trust Company
1100 N. Market Street
Wilmington, DE 19800-001
Mr. Robert Cruickshank, Trustee

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Arrow International, Inc.
Incoming letter dated December 28, 2006

The proposal would amend the bylaws so that "no person shall be eligible to serve as a director" if such person would be past the age of 72 "as of the date of his or her election, re-election, appointment, or re-appointment."

We are unable to concur in your view that Arrow International may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Arrow International may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Arrow International may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that Arrow International may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

There appears to be some basis for your view that Arrow International may exclude the proposal under rules 14a-8(i)(8) and 14a-8(i)(9) to the extent it could, if implemented, disqualify directors elected previously from completing their terms on the board or disqualify nominees for directors at the upcoming 2007 annual meeting. It appears, however, that this defect could be cured if the proposal were revised to provide that it applied only to nominees for directors at meetings subsequent to the upcoming 2007 annual meeting and will not affect the unexpired terms of directors elected to the board at or prior to the upcoming 2007 annual meeting. Accordingly, unless the proponent provides Arrow International with a proposal revised in this manner, within seven calendar days after receipt of this letter, we will not recommend enforcement action to the Commission if Arrow International omits the proposal in reliance on rules 14a-8(i)(8) and 14a-8(i)(9).

Sincerely,

Ted Yu
Special Counsel

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